Exhibit 21

Subsidiaries of the Company

Name	State of Incorporation
1. Microwave and Video Systems, Inc.	Connecticut

2. Microwave Concepts, Inc.	Delaware

3. Stealth Microwave, Inc.	Delaware

4. MICA Microwave Corporation	Delaware